UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ambac Financial Group, Inc.

Full name of registrant

Former name if applicable

One State Street Plaza

Address of principal executive office (street and number)

New York, New York 10004

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently evaluating the need for additional and/or modification of disclosure in its Form 10-K as a result of ongoing discussions with (i) financial institutions that are counterparties to certain obligations of the Company and its subsidiaries and (ii) the Office of the Commissioner of Insurance of the State of Wisconsin regarding Ambac Assurance Corporation, the Company’s primary operating subsidiary. The Company anticipates that the outcome of these discussions could have a material impact on the disclosure and financial statements included in its Form 10-K. As a result, the Company is unable to file its Form 10-K for the year ended December 31, 2009 by the prescribed due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial results for the year ended December 31, 2008 were adversely impacted by significant losses from residential mortgage backed exposures within the Company’s financial guarantee business (both insurance and credit derivatives), which led to rating downgrades of Ambac Assurance Corporation, the Company’s principal operating subsidiary, by the independent rating agencies. Net loss for the year ended December 31, 2008 was ($5.6 billion), or ($22.31) per diluted share.

The financial results for the year ended December 31, 2009 has also been impacted by significant losses from residential mortgage backed exposures. Net loss for the nine months ended September 30, 2009 was ($573 million), or ($1.99) per diluted share. The Company anticipates that its financial results for the full year 2009 will continue the trend of being significantly better than its results for 2008.

The financial results for 2009, as compared to 2008, were positively affected by (i) changes in the fair value of credit derivatives, offset by (i) higher loss and loss expenses; (ii) higher other than temporary impairment charges in the investment portfolio (primarily residential mortgage backed investment impairments); (iii) lower net premiums earned; (iv) lower Financial Services revenues and (v) a higher provision for income taxes. The Company’s financial statements, including its Statement of Operations, will be impacted by the results of the discussions with both the Office of the Commissioner of Insurance of the State of Wisconsin and with counterparties, as described above, and, as a result, a reasonable estimate of the Company’s financial results cannot be provided as of the time of this filing.

Ambac Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2010	By:	/S/ DAVID TRICK
	Name:	David Trick
	Title:	Senior Managing Director, Chief Financial Officer and Treasurer